SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of January 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|




     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated January 8, 2002

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350 and 333-66044.

PRESS RELEASE                                          FOR IMMEDIATE PUBLICATION

            CGI TO RELEASE FIRST QUARTER RESULTS ON JANUARY 18, 2002
               ANNUAL GENERAL MEETING TO BE HELD JANUARY 21, 2002

Montreal, January 8, 2002 - CGI Group (NYSE: GIB; TSE: GIB.A) today announced that it will release financial results for the first quarter ended December 31, 2001 on Friday, January 18. The quarterly results conference call will be held at 10:00 am EDT, hosted by Serge Godin, chairman & CEO, Andre Imbeau, executive vice president & CFO, and Paule Dore, executive vice president & chief corporate officer.

Participants may listen to the call by dialing (888) 740-8770. The call will also be webcast live on the Internet at www.cgi.ca where participants will be able to access supporting slides which will be referred to during the call.

For those unable to participate, the webcast will be archived at www.cgi.ca and a taped rebroadcast will be available by dialing (800) 558-5253 and quoting reservation number: 20 21 90 35.

Annual General Meeting of Shareholders
CGI will host its Annual General meeting on Monday, January 21, 2002 at 11:00 am EDT at the Hilton Montreal Bonaventure Ballroom (1 Place Bonaventure) in Montreal. A live webcast of the annual meeting, as well as a replay will be hosted on CGI's web site at www.cgi.ca.

About CGI
Founded in 1976, CGI is the fourth-largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion), with an order backlog currently totalling US$6 billion (CDN$9.3 billion). With more than 60 offices in over 20 countries, CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are also included in the TSE 300 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

                                      -30-

For more information:


CGI Investor Relations
Julie Creed,                             Ronald White,
Vice-president, investor relations       Director, investor relations
(312) 201-1911                           (514) 841-3230

CGI Media Relations
Eileen Murphy,
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CGI GROUP INC.
                                            (Registrant)


Date:    January 8, 2002                By /s/ Paule Dore
                                            Name:  Paule Dore
                                            Title:    Executive Vice President
                                                    and Chief Corporate Officer
                                                    and Secretary